# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KOREA FUND INC, CIK 0000748691
CUSIP: 500634209
Title of class of securities: Closed End Fund
Address of issuer's principal executive offices: JPMORGAN ASSET MANAGEMENT, 60 VICTORIA EMBANKMENT, LONDON, United Kingdom (X0), EC4Y 0JP
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001207017

## Reporting persons
- Lazard Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 370,233; shared voting power 0; sole dispositive power 643,632; shared dispositive power 0; aggregate amount beneficially owned 643,632 (15.43% of the class)

## Item 1. Issuer
Name of issuer: KOREA FUND INC
Address of issuer's principal executive offices: JPMORGAN ASSET MANAGEMENT 60 VICTORIA EMBANKMENT LONDON UK EC4Y 0

## Item 2. Person Filing
Name of person filing: Lazard Asset Management LLC
Address of principal business office or, if none, residence: 30 Rockefeller Plaza New York NY 10112
Citizenship: Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 643632
Percent of class: 15.43
Sole power to vote or to direct the vote: 370233
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 643632
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Lazard Asset Management LLC: Nargis Hilal, Chief Compliance Officer and Counsel (02/14/2025)